As filed with the Securities and Exchange Commission on July 1, 2009.
1933 Act File No. 333-154880
1940 Act File No. 811-22072

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. 3
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 12
The Cushing MLP Total Return Fund
(Exact Name of Registrant as Specified in Charter)
3300 Oak Lawn Avenue
Suite 650
Dallas, TX 75219
(Address of Principal Executive Offices)
(214) 692-6334
(Registrant’s Telephone Number, including Area Code)
Jerry V. Swank
The Cushing MLP Total Return Fund
3300 Oak Lawn Avenue
Suite 650
Dallas, TX 75219
(Name and Address of Agent for Service)
Copies to:
Philip H. Harris
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000
     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE
     This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-154880 and 811-22072) of The Cushing MLP Total Return Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION
Item 25. Financial Statements and Exhibits
(1)	The following information is incorporated by reference in this Registration Statement from the Fund’s Annual Report to Shareholders for the fiscal year ended November 30, 2008.
(a)	Audited Financial Statements for the fiscal year ended November 30, 2008.
Schedule of Investments as of November 30, 2008.
Statement of Assets & Liabilities as of November 30, 2008.
Statement of Operations for the fiscal year ended November 30, 2008.
Statement of Changes in Net Assets for the fiscal year ended November 30, 2008 and for the period August 27, 2007 (commencement of operations) to November 30, 2007.
Statement of Cash Flows for the fiscal year ended November 30, 2008.
Financial Highlights for the fiscal year ended November 30, 2008 and for the period August 27, 2007 (commencement of operations) to November 30, 2007.
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm
(2)	Exhibits
(a)(1)	Declaration of Trust(1)

(a)(2)	Amended and Restated Agreement and Declaration of Trust(2)

(b)	Amended and Restated By-Laws of Registrant(2)

(c)	Voting Trust Agreement — none.

(d)	Specimen Stock Certificate(3)

(e)	Form of Dividend Reinvestment Plan(4)

(f)	Long-Term Debt Instruments — none.

(g)	Investment Management Agreement between Registrant and Swank Energy Income Advisors, LP(2)

(h)	Form of Underwriting Agreement(7)

(i)	Bonus, Profit Sharing, Pension Plans — not applicable.

(j)	Custody Agreement(2)

(k)	Other Material Contracts

(1)	Fund Administration Servicing Agreement(2)

(2)	Transfer Agency and Service Agreement(2)

(3)	Fund Accounting Servicing Agreement(2)

(4)	Special Custody Agreement(3)

(5)	Purchase Agreement dated March 26, 2009(6)

(6)	Purchase Agreement dated March 26, 2009(6)

(7)	Amended and Restated Purchase Agreement dated March 30, 2009(8)

(8)	Amended and Restated Purchase Agreement dated March 30, 2009(8)

(9)	Purchase Agreement dated June 30, 2009(9)

(10)	Purchase Agreement dated June 30, 2009(9)

(l)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP (3)

(m)	Non-Resident Officers/Trustees — none.

(n)	Consent of Independent Registered Public Accounting Firm(9)

(o)	Omitted Financial Statements — none.

(p)	Initial Capital Agreement — not applicable to this Registration Statement.

(q)	Model Retirement Plans — none.

(r)	Amended Code of Ethics of Registrant and Swank Energy Income Advisors, LP(3)

(s)	Power of attorney and certified resolution authorizing same.(5)

(1)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 Nos. 333-143305 and 811-22072, as filed with the Securities and Exchange Commission on May 25, 2007.

(2)	Incorporated by reference to the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 Nos. 333-143305 and 811-22072, as filed with the Securities and Exchange Commission on August 23, 2007.

(3)	Incorporated by reference to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 Nos. 333-154880 and 811-22072, as filed with the Securities and Exchange Commission on January 15, 2009.

(4)	Incorporated by reference to the Fund’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 Nos. 333-143305 and 811-22072, as filed with the Securities and Exchange Commission on July 20, 2007.

(5)	Incorporated by reference to Exhibit 99.2(r) in the Fund’s Registration Statement on Form N-2 Nos. 333-154880 and 811-22072, as filed with the Securities and Exchange Commission on October 30, 2008.

(6)	Incorporated by reference to the Fund’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 Nos. 333-154880 and 811-22072, as filed with the Securities and Exchange Commission on March 27, 2009.

(7)	To be filed by post-effective amendment, as applicable or necessary.

(8)	Incorporated by reference to the Fund’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 Nos. 333-154880 and 811-22072, as filed with the Securities and Exchange Commission on March 31, 2009.

(9)	Filed herewith.

Item 26. Marketing Arrangements
     The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the Prospectus Supplement related to that offering.
Item 27. Other Expenses of Issuance and Distribution
     The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fees	$16,820
FINRA Fees	$8,500
Printing and Engraving Expenses	$10,000
Legal Fees	$200,000
Listing Fees	$280,000
Accounting Expenses	$5,000
Miscellaneous Expenses	$5,000
Total
Total	$525,320
Item 28. Persons Controlled by or Under Common Control with Registrant
     None.

Item 29. Number of Holders of Securities as of June 22, 2009

Title of Class	Number of Record Holders
Common Shares, $0.001 par value per share	3
Item 30. Indemnification
     Article IV of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:
     “Section 2. Limitation of Liability. All persons contracting with or having any claim against the Trust or a particular Series will look only to the assets of the Trust or, as applicable, all Series or such particular Series for payment under such contract or claim; and neither the Trustees nor, when acting in such capacity, any of the Trust’s officers, employees or agents, whether past, present or future, will be personally liable therefor. Every written instrument or obligation on behalf of the Trust or any Series will contain a statement to the foregoing effect, but the absence of such statement will not operate to make any Trustee or officer of the Trust liable thereunder. Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, the Trustees and officers of the Trust will not be responsible or liable for any act or omission or for neglect or wrongdoing of them or any officer, agent, employee, investment adviser or independent contractor of the Trust, but nothing contained in this Declaration or in the Delaware Act will protect any Trustee or officer of the Trust against liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
     Section 3. Indemnification. (a) Subject to the exceptions and limitations contained in subsection (b) below: every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, employee, trustee, agent or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) will be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and as used herein, the words ‘claim,’ ‘action,’ ‘suit,’ or ‘proceeding’ will apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigative, arbitration or other, including appeals), actual or threatened, and the words “liability” and “expenses” will include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
     (b) No indemnification will be provided hereunder to a Covered Person: (i) who will have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Trust; or (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) or (D) by a vote of a majority of the Outstanding Shares entitled to vote (excluding any Outstanding Shares owned of record or beneficially by such individual).
     (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, will be severable, will not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and will inure to the benefit of the heirs, executors and administrators of a Covered Person.
     (d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section may be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either (i) such Covered Person will have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, will have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section. Independent counsel retained for the purpose of rendering an opinion regarding advancement of expenses and/or a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, may proceed under a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the Covered Person’s duties to the Trust and were based on the Covered Person’s determination that those actions were in the best interests of the Trust and its Shareholders; provided that the Covered Person is not an Interested Person (or is an Interested Person solely by reason of being an officer of the Trust).
     (e) Any repeal or modification of this Article IV by the Shareholders, or adoption or modification of any other provision of the Declaration or By-Laws inconsistent with this Article, will be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption. Any such repeal or modification by the Shareholders will require a vote of at least two-thirds of the Outstanding Shares entitled to vote and present in person or by proxy at any meeting of the Shareholders.
     Section 4. Indemnification of Shareholders. (a) If any Shareholder or former Shareholder of the Trust (as opposed to a Shareholder or former Shareholder of any Series) will be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) will be entitled out of the assets belonging to the Trust to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust will, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Trust and satisfy any judgment thereon from the assets of the Series.
     (b) If any Shareholder or former Shareholder of any Series will be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) will be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, will, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.
     Section 5. No Bond Required of Trustees. No Trustee will be obligated to give any bond or other security for the performance of any of his duties hereunder.
     Section 6. No Duty of Investigation; Notice in Trust Instruments, Etc. No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer, employee or agent of the Trust or a Series thereof will be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking, and every other act or thing whatsoever executed in connection with the Trust will be conclusively presumed to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust or a Series thereof. Every written obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking made or issued by the Trustees may recite that the same is executed or made by them not individually, but as Trustees under the Declaration, and that the obligations of the Trust or a Series thereof under any such instrument are not binding upon any of the Trustees or Shareholders individually, but bind only the Trust Property or the Trust Property of the applicable Series, and may contain any further recital which they may deem appropriate, but the omission of such recital will not operate to bind the Trustees individually. The Trustees may maintain insurance for the protection of the Trust Property or the Trust Property of the applicable Series, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees will deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment will deem advisable.
     Section 7. Reliance on Experts, Etc. Each Trustee, officer or employee of the Trust or a Series thereof will, in the performance of his duties, powers and discretions hereunder be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust or a Series thereof, upon an opinion of counsel, or upon reports made to the Trust or a Series thereof by any of its officers or employees or by the Investment Adviser, the Administrator, the Distributor, the Principal Underwriter, Transfer Agent, selected dealers, accountants, appraisers or other experts or consultants selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.”

Section 18 of the Investment Management Agreement between Registrant and Swank Energy Income Advisors, LP provides as follows:
“18. Limitation of Liability of the Fund and the Shareholders
     None of the Trustees, officers, agents or shareholders of the Fund will be personally liable under this Agreement. The name ‘The Cushing MLP Total Return Fund’ is the designation of the Fund for the time being under the Amended and Restated Agreement and Declaration of Trust and all persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund, as none of the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.”
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to trustees, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a trustee, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser
     The Investment Adviser is not engaged in any other business, profession, vocation or employment of a substantial nature. A description of any other business, profession, vocation or employment of a substantial nature in which each limited partner or executive officer of the Investment Adviser is or has been during the past two fiscal years engaged in for his or her own account or in his or her capacity as trustee, officer, or portfolio manager of the Fund, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund” or in the Investment Adviser’s Form ADV, as filed with the SEC (SEC File No. 801-63255), and which Form ADV is incorporated herein by reference.
Item 32. Location of Accounts and Records
     The accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated under the 1940 Act, are kept by the Registrant or its custodian, transfer agent, administrator and fund accountant. The Registrant is located at the following address: The Cushing MLP Total Return Fund, 3300 Oak Lawn Avenue, Suite 650, Dallas, TX 75219. The Fund’s custodian is located at the following address: U.S. Bank National Association, 1555 N. Rivercenter Dr., Suite 302, Milwaukee, WI 53212. The Fund’s transfer agent, registrar and administrator is located at the following address: Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.
Item 33. Management Services
     None.
Item 34. Undertakings
1.	Registrant undertakes to suspend the offering of common shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value, as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Registrant hereby undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “1933 Act”);

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b)	that for the purpose of determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     5. Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.
     Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
     6. Not applicable.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, and the State of Texas, on the 1st day of July 2009.

THE CUSHING MLP TOTAL RETURN FUND
By:	/s/ JERRY V. SWANK*
Jerry V. Swank
Trustee, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 1st day of July 2009:

Signature	Title
/s/ BRIAN R. BRUCE* Brian R. Bruce	Trustee

/s/ EDWARD N. MCMILLAN*	Trustee
Edward N. McMillan

/s/ JERRY V. SWANK* Jerry V. Swank	Trustee, President and Chief Executive Officer

/s/ RONALD P. TROUT* Ronald P. Trout	Trustee

/s/ MARK W. FORDYCE Mark W. Fordyce	Treasurer, Secretary, Chief Financial Officer and Principal Accounting Officer

*By:	/s/ MARK. W. FORDYCE
Mark W. Fordyce
As Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit	Exhibit Name
Ex. 99(k)(9)	Purchase Agreement
Ex. 99(k)(10)	Purchase Agreement
Ex. 99(n)	Consent of Independent Registered Public Accounting Firm